Enbridge Inc. 3000, 425-1st Street SW Calgary, Alberta Canada, T2P 3L8 (403) 231-3900

February 11, 2013

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Lucas

Re:	Enbridge Inc.
Registration Statement on Form F-3 (File No. 333-185591)
Request for Acceleration of Effectiveness

Dear Mr. Lucas:

Enbridge Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to as soon as practicable on February 13, 2013.

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Laura J. McMahon of Fulbright & Jaworski L.L.P., counsel to the Company, at (713) 651-5658, or me at (713) 821-2028, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Securities and Exchange Commission

February 11, 2013

Very truly yours,

ENBRIDGE INC.

By:	/s/ E. Chris Kaitson
Name: E. Chris Kaitson
Title: Vice President, Law & Assistant Secretary
(Authorized Representative in the United States)